June 3, 2005
Mail Stop 0408

By U.S. Mail and facsimile to (724) 978-2744

Mr. Raymond G. Suchta
Chief Financial Officer
IBT Bancorp, Inc.
309 Main Street
Irwin, PA 15642

Re:	IBT Bancorp, Inc
      Form 10-K for Fiscal Year Ended December 31, 2004
      Form 10-Q for Fiscal Quarter Ended March 31, 2005
	File No.  001-31655

Dear Mr. Suchta:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, please provide us with the supplemental documentation we requested in response to these comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Nonperforming and Problem Assets - page 8

1. Please provide us with the type and size of loans comprising the increase of $2.9 million in the Mortgage category under the "Accrual loans which are contractually past due 90 days or more" table.

Analysis of the Allowance for Loan Losses  - page 10

2. Please provide us with the gross amounts of charge-offs and recoveries by loan type for 2004 and 2003. In future filings please revise the Net (Charge-off)/Recoveries for each loan category to reflect the gross amounts of the charge-offs and recoveries separately. Refer to Item IV.A of Industry Guide III.

Exhibit 13

2004 Annual Report

Results of Operations

Provision for Loan Losses - page 5

3. Please provide us with the details, identifying the size and amounts, of the specific loans which comprise the increase in the Mortgage charge-offs of $1.2 million in 2004 and explain what factors you considered for determining each charge-off amount.

4. Please tell us what effect the changes in asset quality of the loan portfolio, specifically but not limited to the increased charge-offs and the increase in past-due loans, had on your determination of the allowance allocation and provision for 2004.

5. Please describe for us any understandings or agreements you may have with your regulators concerning future changes in your levels of loan loss provision and allowance.

Form 10-Q

Provision for Loan Losses - page 8

6. Please tell us why the effects of the large loan losses identified as occurring in the 4th quarter 2004 were not included in the year-end 2004 provision but deferred until the 1st quarter 2005.

7. Please tell us the specific loan details and circumstances for each of the large loan losses identified as occurring in the 4th quarter 2004.




* * * * *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Paula Smith (Staff Accountant) at (202) 551-
3696
or me at (202) 551-3490 if you have any questions regarding comments on the financial statements and related matters.


Sincerely,



							Don Walker
							Senior Assistant Chief
Accountant
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Raymond G. Suchta, Chief Financial Officer
IBT Bancorp, Inc.
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